09057779

UNITEDSTATES
:SANDEXCHANGECOMMISSION
Vashington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield (City) NJ (State) 07090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Spindel 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

15 Essex Road, Suite 503 (Address) Paramus (City) NJ (State) 07652 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/3
TA 3/11

OATH OR AFFIRMATION

I, William B. Wigton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrion Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WB Wigton
Signature

Managing Director
Title

Annmarie Cogliati
Notary Public

ANNMARIE COGLIATI
Commission # 2371400
Notary Public, State of New Jersey
My Commission Expires
March 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditors' Report on Internal Accounting Control
X (p) Note to Financial Statements

Merrion Securities, LLC

Financial Statements and
Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2008

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Securities, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 27, 2009

Dorothy B. Kraft Center, 15 Essex Road, Paramus, New Jersey 07652 201.712.9800 tel 201.712.0988 fax www.odmd.com

Merrion Securities, LLC

Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 90,496
Due from broker	1,113,423
Securities, at fair market value	62,240
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $154,735	32,465
Other assets	83,587
	$ 1,382,211
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 89,207
Members' equity	1,293,004
	$ 1,382,211

See notes to financial statements

Merrion Securities, LLC

Statement of Operations and Members' Equity

Year Ended December 31, 2008

INCOME	
Commissions	$ 3,666,328
Net loss on principal transactions	(3,540,030)
Interest and dividends, net	163,273
Other	430,352
	719,923
EXPENSES	
Employee compensation, benefits, and related expenses	1,605,922
Commissions	578,951
Clearing fees and floor brokerage	656,838
Professional fees	100,680
Rent	108,000
Market data	211,287
Depreciation and amortization	13,294
Other operating expenses	163,425
	3,438,397
Net Loss	(2,718,474)
MEMBERS' EQUITY	
Beginning of year	4,011,478
End of year	$ 1,293,004

See notes to financial statements

Merrion Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,718,474)
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	13,294
Changes in operating assets and liabilities	
Securities owned	2,239,938
Due to/from broker	616,716
Other assets	(10,688)
Securities sold, but not yet purchased	(71,250)
Accounts payable and accrued expenses	(1,633)
Net Cash From Operating Activities	67,903
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(13,936)
Net Change in Cash and Cash Equivalents	53,967
CASH AND CASH EQUIVALENTS	
Beginning of year	36,529
End of year	$ 90,496

See notes to financial statements

1. Organization

Merrion Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

The Company adopted SFAS No. 157 "Fair Value Measurements" as of January 1, 2008, which, among other things, establishes a hierarchal framework for disclosure and measurement of investments at fair value. The hierarchal disclosure framework prioritizes and ranks the level of market price observations used in measuring investments at fair value. Market price observations are impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observations and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed under SFAS 157 in one of the following categories:

2. Significant Accounting Policies (Continued)

Securities Transactions (Continued)

Level I—Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by SFAS No. 157, the Company, does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III—Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the Investment.

As of and for the year ended December 31, 2008 all of the Company's investments held and loss on principal transactions are classified as Level I.

Amounts receivable and payable to the clearing broker are recorded net on the statement of financial condition pursuant to master netting agreements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the life of the respective assets. Leasehold improvements are amortized over the shorter of the lease term or the economic useful life of the improvements. The useful lives are as follows:

Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

Future Application of Accounting Standards
Accounting for Uncertainty in Income Taxes

In July 2006 the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which sets the framework for companies to use to determine the appropriate levels of tax reserves required in order to maintain uncertain tax positions. Pursuant to FASB Staff Position No. FIN 48-3, adoption of FIN 48 has been deferred until fiscal years beginning after December 15, 2008. While the Company has not yet completed a study of the potential effect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant effect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $1,166,000 which was approximately $1,066,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Off Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

5. Related Party Transactions

Commission revenue from members, management and affiliates of the Company amounted to approximately $995,000 for 2008.

At December 31, 2008, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $108,000 for the year ended December 31, 2008.

Other income includes $420,000 received from an affiliate for shared payroll and other personnel benefits.

6. Major Customers

Commissions from three major customers represented approximately 62% of total commission revenue for the year ended December 31, 2008.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

Merrion Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2008

Members' equity at December 31, 2008	$ 1,293,004
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and leasehold improvements, net	32,465
Other assets	83,587
	116,052
Tentative Net Capital	1,176,952
Haircut	11,146
Net Capital	1,165,806
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 1,065,806
Aggregate indebtedness	$ 89,207
Ratio of aggregate indebtedness to net capital	.08 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2008.

Merrion Securities, LLC

Report Of Independent Auditors On

Internal Accounting Control

Required By SEC Rule 17a-5

December 31, 2008

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report On Internal Control Structure Required By S.E.C Rule 17a-5

To the Members of
Merrion Securities, LLC

In planning and performing our audit of the financial statements of Merrion Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dorothy B. Kraft Center, 15 Essex Road, Paramus, New Jersey 07652 201.712.9800 tel 201.712.0988 fax www.odmd.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 27, 2009

END